Exhibit 99.1

AUSTRALIAN OILSEEDS HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2025 AND JUNE 30, 2025

	December 31, 2025 (Unaudited)	June 30, 2025 (Audited)
	AUD$	AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,129,646	2,309,303
Trade and other receivables	5,166,397	5,330,181
Related party loans receivable	633,773	633,773
Inventories	5,278,678	5,897,651
Other current assets	1,158,308	999,160
TOTAL CURRENT ASSETS	13,366,802	15,170,068
NON-CURRENT ASSETS
Property, plant and equipment	15,488,883	15,646,308
Right-of-use asset	848,364	848,364
Deferred tax assets	34,270	34,270
Intangible assets	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS	18,954,012	19,111,437
TOTAL ASSETS	32,320,814	34,281,505
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9,157,652	12,744,630
Borrowings	6,861,536	6,472,136
Lease liability, current	89,109	89,109
Related party loans	6,381,389	5,880,571
Convertible note, net of discount	-	1,169,690
Warrant liabilities	180,918	180,918
Promissory note – related party, current	-	1,538,322
Employee benefits	157,652	150,799
TOTAL CURRENT LIABILITIES	22,828,256	28,226,175
NON-CURRENT LIABILITIES
Borrowings	3,855,525	-
Lease liability, non-current	713,235	713,235
Related party loans	493,557	688,059
TOTAL NON-CURRENT LIABILITIES	5,062,317	1,401,294
TOTAL LIABILITIES	27,890,573	29,627,469
NET ASSET	4,430,241	4,654,036
EQUITY
Share capital	4,353	4,029
Share premium	24,533,762	22,292,939
Foreign currency translation reserve	-	(19,969)
Accumulated losses	(21,740,270)	(19,247,033)
Total equity attributable to equity holders of the Company	2,797,845	3,029,966
Non-controlling interest	1,632,396	1,624,070
TOTAL EQUITY	4,430,241	4,654,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

SIX MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

	SIX MONTHS ENDED DEC 31, 2025 (Unaudited)	SIX MONTHS ENDED DEC 31, 2024 (Unaudited)
	AUD$	AUD$
Revenue	22,854,385	20,733,716
Cost of sales	(20,792,870)	(18,698,342)
Gross profit	2,061,515	2,035,374
General and administrative expenses	(1,799,640)	(1,971,844)
Selling and marketing expenses	(172,752)	(284,534)
Other income	34,750	63,529
Operating profit/(loss)	123,873	(157,475)
Finance expenses	(2,213,974)	(809,190)
Loss on settlement of legacy costs	(394,810)	-
Loss before income tax	(2,484,911)	(966,665)
Loss for the period	(2,484,911)	(966,665)
Total comprehensive loss	(2,484,911)	(966,665)
(Loss)/Profit attributable to:
Members of the parent entity	(2,493,237)	(941,961)
Non-controlling interest	8,326	(24,704)
Total Loss	(2,484,911)	(966,665)
Total comprehensive loss attributable to:
Members of the parent entity	(2,493,237)	(941,961)
Non-controlling interest	8,326	(24,704)
Total	(2,484,911)	(966,665)
Loss per share attributable to the ordinary equity holders of the parent	(0.09)	(0.04)
Profit or loss
Basic loss per share (cents)	(0.09)	(0.04)
Diluted loss per share (cents)	(0.09)	(0.04)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

	Shares	Share	Accumulated	Non-controlling	Foreign currency translation
	Capital	Premium	Losses	Interests	reserve	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance on June 30,2025	4,029	22,292,939	(19,247,033)	1,624,070	(19,969)	4,654,036
Conversion of convertible notes	63	373,462	-	-	-	373,525
Issuance of commitment fee shares	261	1,867,361	-	-	-	1,867,622
Reversal of unrealized loss on translation	-	-	-	-	19,969	19,969
(Loss)/ profit for the period attributable to members of the parent entity	-	-	(2,493,237)	8,326	-	(2,484,911)
Balance on December 31, 2025	4,353	24,533,762	(21,740,270)	1,632,396	-	4,430,241

	Shares	Share	Accumulated	Non-controlling
	Capital	Premium	Losses	Interests	Total
	AUD$	AUD$	AUD$	AUD$	AUD$
Balance on June 30, 2024, restated	3,562	17,064,658	(17,950,222)	1,789,571	907,569
Loss for the period attributable to members of the parent entity	-	-	(941,961)	(24,704)	(966,665)
Balance on December 31, 2024	3,562	17,064,658	(18,892,183)	1,764,867	(59,096)

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

	2025	2024
	AUD$	AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers	23,018,169	18,663,267
Payments to suppliers and employees	(28,427,051)	(20,471,825)
Income tax paid	-	(160,692)
Interest paid	(440,938)	(499,739)
Net cash (used in) operating activities	(5,849,820)	(2,468,989)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(23,197)	(805,084)
Net cash (used in) investing activities	(23,197)	(805,084)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party loans	306,316	2,800,660
Proceeds from secured borrowings	5,887,086	1,971,103
Repayment of secured borrowings	(1,201,222)	(547,201)
Repayment of promissory notes - related party	(298,820)	-
Repayment of lease liability	-	(26,962)
Net cash provided by financing activities	4,693,360	4,197,600
Net (decrease)/increase in cash and cash equivalents held	(1,179,657)	923,527
Cash and cash equivalents at beginning of period	2,309,303	514,140
Cash and cash equivalents at the end of December period	1,129,646	1,437,667
Significant non-cash transactions:
Conversion of convertible note	373,525	230,236
Settlement of convertible note	796,165	-
Issuance of commitment fee shares	1,867,622	-
Disbursement of third-party loan	4,028,463	-
Settlement of promissory notes-related party	1,239,502	-

AUSTRALIAN OILSEEDS HOLDINGS LTD.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Establishment and Operations

Australian Oilseeds Holdings Limited (“Australian Oilseeds” or the “Company”) is a Cayman Islands exempted company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company believes that transitioning from a fossil fuel economy to a renewable and chemical free economy is the solution to many health problems the world is facing presently. To that end, the Company is committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”) has grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

The main business activities include the mill of GMO free conventional and organic oilseeds to produce vegetable oils and related products to wholesale and retail market.

The material accounting policies adopted in the preparation of the consolidated financial statements are set out in Note 2. The policies have been consistently applied to all the years presented, unless otherwise stated.

The condensed consolidated financial statements are presented in AUD, which is also the Company’s functional currency.

Amounts are rounded to the nearest dollar, unless otherwise stated.

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively IFRS Accounting Standards).

The preparation of consolidated financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effects are disclosed in Note 2.

Reverse Recapitalization

Australian Oilseeds Holdings Ltd (“PubCo”) was incorporated in Cayman Islands business company with limited liability and was formed for the purpose of participating in the transactions contemplated hereby and becoming the publicly traded holding company for the surviving corporation.

EDOC Acquisition Corp (“EDOC” or “SPAC”) is a Cayman Islands exempted company formerly listed on the NASDAQ Stock Market under “ADOC”. EDOC has limited operations but is established as a public investment vehicle that has the express purpose of making an investment in an operating company.

On March 21, 2024 (the “Closing Date”), the Company consummated the previously announced Business Combination (defined below). The Business Combination was announced on December 7, 2022, where AOI, PubCo, and EDOC entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, (a) EDOC merged with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), and with holders of EDOC securities receiving substantially identical securities of Pubco, and (b) immediately prior to the Merger, Pubco acquired all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, with AOI became a wholly-owned subsidiary of Pubco (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

The total consideration paid by Pubco to the sellers for the purchased shares was an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) USD$190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of USD$4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share issued to the sellers valued at USD$10.00.

The Merger was consummated on March 21, 2024, and the Share Exchange and Business Combination were consummated on the Closing Date. Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination at the effective time of the Business Combination (the “Effective Time”):

●	each holder of EDOC pre-transaction privately-held Class A ordinary shares and the Class B ordinary share (the “EDOC Ordinary Shares”) received a number of Company Ordinary Shares, which are listed under the ticker “COOT” (less 200,000 Class A ordinary shares that were forfeited to the Company;

●	each holder of AOI ordinary shares received Company Ordinary Shares on a one-for-one basis (the “Exchange Shares”);

●	each holder of EDOC’s public Class A ordinary shares received Company Ordinary Shares on a one-for-one basis;

●	EDOC’s warrants terminated and were exchanged for warrants of the Company (the “Warrants”), which Warrants are listed on the Nasdaq under “COOTW”;

●	each holder of EDOC’s rights (the “Rights”) received 1/10 of a Company Ordinary Share for each such Right, as set forth herein;

●	EDOC’s Rights will no longer be traded;

●	EDOC’s 479,000 placement units (“Placement Units”) were exchanged for Company Ordinary Shares and Warrants of the Company; and

●	EDOC’s USD$1,500,000 of convertible promissory notes that were convertible at Closing into Company Ordinary Shares (“Convertible Shares”) and warrants (“Convertible Warrants”).

On March 22, 2024, the Ordinary Shares and PubCo Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “COOT” and “COOTW,” respectively.

2. Summary of Material Accounting Policies

(a) Unaudited Interim Financial Information

The accompanying condensed consolidated statement of financial position as of December 31, 2025, and the condensed consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for the six months ended December 31, 2025 and 2024 are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with International Accounting Standards have been omitted pursuant to those rules or regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of December 31, 2025.

(b) Substantial doubt regarding Going Concern

The Company incurred a loss after income tax of AUD$ 2,484,911for six months period ended December 31, 2025 (December 31,2024: Loss of AUD$966,665). The Company was in a net current liability position of AUD$9,461,454 as at December 31, 2025 (2024 December 31, 2024: AUD$ 13,056,107).

The above factors raise substantial doubt about the Company’s ability to continue as a going concern unless it can successfully meet the stated objectives and/or raise additional funds with its financiers and investors.

The Company’s ability to continue its business activities as a going concern is dependent upon the Company deriving sufficient cash from its business operations and being able to draw down additional facilities from its commercial bank credit lines and equity financing arrangements, as follows:

a) The Company’s continued access to AUD$14 million in commercial bank credit lines provided by the senior debt provider, Commonwealth Bank of Australia (CBA), including a 120-day trade advance facility structured specifically to finance canola seed purchases, to bridge the gap between inventory procurement and cash realization from finished product sales (refer note-11). The Company raised AUD$5,887,086 through bank facility loans during the six months ended 31 December 2025.

b) The Company’s ability to continue raising capital through private placement (PIPE) offerings to supplement operating liquidity during the inventory build-up phase. Subsequent to December 31,2025, the Company completed two private placement offerings that generated gross proceeds of US$10,400,000 (before deducting investment banking, legal, and advisory fees).

While the Directors believe that the Company will be successful in implementing the above initiatives and securing sufficient funding to meet its obligations as and when they fall due, there can be no assurance that the Company will be successful in securing continued access to these credit facilities or in raising additional equity financing on acceptable terms, or that, if obtained, such funding will generate sufficient cash flow to alleviate the conditions giving rise to substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

(c) Basis of consolidation

Australian Oilseeds Holdings Ltd. is a Cayman Islands exempted company (the “Company,” “we,” “us” or “Australian Oilseeds”) formed on December 29, 2022. The Company’s subsidiaries include Australian Oilseeds Investments Pty Ltd., an Australian proprietary company; Good Earth Oils Pty Ltd. an Australian proprietary company; Cowcumbla Investments Pty Ltd., an Australian proprietary company, which is 82.7% owned by the Company and which wholly owns Cootamundra Oilseeds Pty Ltd., which is incorporated in Australia; and EDOC Acquisition Corp., a Cayman Islands exempted company.

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent Company, using consistent accounting policies. Intra-company balances and transactions, including unrealized profits arising from intra-company transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

Details of subsidiaries as of December 31, 2025 and June 30, 2025 were as follows:

Subsidiaries	% of legal ownership Dec 31, 2025	% of legal ownership Jun 30, 2025	Country of Incorporation	Principal business activities
Australian Oilseeds Pty Ltd.	100%	100%	Australia	Investment

Australian Oilseeds Investments Pty Ltd	82.7%	82.7%	Australia	Oilseeds crushing business

Cowcumbla Investments Pty Ltd.	82.7%	82.7%	Australia	Investment

Good Earth Oils Pty Ltd.	100%	100%	Australia	Marketing and Distribution

EDOC Acquisition Corp	100%	100%	Cayman Islands	SPAC

The carrying amount of the Company’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

(d) Financial instruments

Financial instruments are recognized initially on the date that the Company becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Impairment of financial assets

Impairment of financial assets is recognized on an expected credit loss (ECL) basis for the following assets:

●	financial assets measured at amortized cost; and

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company uses the presumption that an asset which is more than 30 days past due has seen a significant increase in credit risk.

The Company uses the presumption that a financial asset is in default when:

●	the other party is unlikely to pay its credit obligations to the Company in full, without recourse to the Company to actions such as realizing security (if any is held); or

●	the financial assets is more than 90 days past due.

Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows expected to be received. This is applied using a probability weighted approach.

Trade receivables and contract assets

Impairment of trade receivables and contract assets have been determined using the simplified approach in IFRS 9 which uses an estimation of lifetime expected credit losses. The Company has determined the probability of non-payment of the receivable and contract assets and multiplied this by the amount of the expected loss arising from default.

The amount of the impairment is recorded in a separate allowance account with the loss being recognised in selling and marketing expenses. Once the receivable is determined to be uncollectable then the gross carrying amount is written off against the associated allowance.

Where the Company renegotiates the terms of trade receivables due from certain customers, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognized in profit or loss.

Other financial assets measured at amortized cost

Impairment of other financial assets measured at amortized cost are determined using the expected credit loss model in IFRS 9. On initial recognition of the asset, an estimate of the expected credit losses for the next 12 months is recognized. Where the asset has experienced significant increase in credit risk then the lifetime losses are estimated and recognized.

(e) Financial liabilities

The Company measures all financial liabilities initially at fair value less transaction costs, subsequently financial liabilities are measured at amortized cost using the effective interest rate method.

The financial liabilities of the Company comprise trade payables, bank and other loans, lease liabilities, and financial instruments.

Financial instruments were reviewed at period end and there was no material changes in their fair values noted between balance dates.

(f) Impairment of non-financial assets

At the end of each reporting period the Company determines whether there is evidence of an impairment indicator for non-financial assets.

Where an indicator exists and regardless of goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value, less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(g) Intangible assets

Goodwill

Goodwill is carried at cost less accumulated impairment losses.

The value of goodwill recognized on the acquisition of each subsidiary in which the Company holds less than 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Company can elect to measure the non-controlling interest in the acquiree either at fair value (full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (proportionate interest method’). The Company determines which method to adopt for each acquisition.

Under the ‘full goodwill method’, the fair values of the non-controlling interests are determined using valuation techniques which make the maximum use of market information where available.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is not amortized but is tested for impairment annually at the end of financial year and is allocated to the Company’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such a level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

(i) Employee benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be wholly settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Cashflows are discounted using market yields on high quality corporate bond rates incorporating bonds rated AAA or AA by credit agencies, with terms to maturity that match the expected timing of cashflows. Changes in the measurement of the liability are recognized in profit or loss.

(j) Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of profit or loss and other comprehensive income.

(k) Convertible Promissory Note

Convertible notes are presented as a financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible note’s agreements.

(l) Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to IAS 32 and IFRS 9. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 479,000 Private Warrants and 450,000 Representative’s Warrants issued in connection with its Initial Public Offering as derivative warrant liabilities in accordance with IAS 32 and IFRS 9. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of profit or loss. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

The Company accounts for its 458,720 Warrants issued in connection with the issuance of the convertible debenture as derivative warrant liabilities in accordance with IAS 32 IFRS 9. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of profit or loss.

(m) Embedded Derivatives

A derivative embedded in a hybrid contract is separated from the host and accounted for as a separate derivative if, the economic characteristics and risks are not closely related to the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

(n) Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment.

(o) New and amended standards and interpretations

i) new standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The Company has applied the following standards and amendments for the first time for its annual reporting for the period commencing 1 July 2025:

Standard / Amendment	Effective Date (mandatory)	Summary
IAS 21	1-Jan-25	Lack of exchangeability

ii) New or revised IFRSs not yet adopted

Standard / Amendment	Effective Date (mandatory)	Summary
IFRS 9 & IFRS 7 — Classification and Measurement	1-Jan-26	Classification/measurement refinements & related disclosures
IFRS 9 & IFRS 7 — Contracts Referencing Nature-dependent Electricity	1-Jan-26	Targeted PPA/nature-dependent electricity contract guidance
Annual Improvements to IFRS Accounting Standards — Volume 11	1-Jan-26	Narrow clarifications and consistency improvements
Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Effective date has been removed temporarily by the IASB.	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
IFRS 18	1-Jan-27	Presentation and Disclosure in Financial Statements
IFRS 19	1-Jan-27	Subsidiaries without Public Accountability: Disclosures
IAS 21	1-Jan-27	Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)

The amendments listed above have been published but are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(p) Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances. These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates. The significant estimates and judgements made have been described below.

Key estimates — provisions

As described in the accounting policies, provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. These estimates are made taking into account a range of possible outcomes and will vary as further information is obtained.

Key estimates — expected credit losses

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. In assessing the expected credit losses, the Company takes in account recent sales experience and historical collection rates.

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the year, management conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value (“NRV”). NRV is based on the estimated selling price of inventories less, estimated costs of completion. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Management conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.

Key estimates - impairment of non-financial assets

The Company assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Company and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period.

Key estimates - fair value of derivative financial instruments

The fair values of derivative financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry such as option pricing models. To the extent practical, the models use observable data. In addition, valuation adjustments may be adopted if factors such as credit risk are not considered in the valuation models. Management judgement and estimates are required for the selection of appropriate valuation parameters, assumptions and modelling techniques.

3. Trade and Other Receivables

	Unaudited December 31, 2025	Audited June 30, 2025
	AUD$	AUD$
Trade receivables- Related parties (Note20)	111,503	44,387
Trade receivables, net (1)	5,054,894	5,285,794
Total current trade and other receivables	5,166,397	5,330,181

(1)	Trade receivables are presented net of expected net credit loss of AUD$169,148 and AUD$169,148 on December 31, 2025 and June 30, 2025, respectively.

The carrying value of trade receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable in the financial statements.

The table below presents the expected credit losses on trade receivables for the six months ended December 31, 2025:

	Unaudited
	Current sales	30 days	60 days	90 days and older	Total
Balance as at reporting date	$3,997,559	$706,283	$206,030	$314,170	$5,224,042
Expected loss rate	2.19%	5.50%	8.25%	8.16%
ECL allowance	$87,669	$38,846	$16,997	$25,636	$169,148

The table below presents the expected credit losses on trade receivables for the year ended June 30, 2025:

	Current sales	30 days	60 days	90 days	Total
Balance as at reporting date	$4,145,657	$763,313	$263,838	$282,135	$5,454,943
Expected loss rate	1.94%	5.5%	8.25%	8.16%
ECL allowance	$82,377	$41,982	$21,767	$23,022	$169,148

4. Inventories

	Unaudited December 31, 2025	Audited June 30, 2025
	AUD$	AUD$
CURRENT
Raw materials	4,607,250	5,392,688
Finished Goods	271,027	310,336
Consumables	400,401	194,627
Total inventories	5,278,678	5,897,651

Write downs of inventories to net realizable value during the years ended December 31, 2025, 2024 were $NIL

5. Property, plant and equipment

	Unaudited December 31, 2025	Audited June 30, 2025
	AUD$	AUD$
LAND AND BUILDINGS
Freehold land
At cost	312,377	312,377
Total Land	312,377	312,377
Buildings
At cost	5,490,655	5,490,655
Accumulated depreciation	(1,361,038)	(1,292,404)
Total buildings	4,129,617	4,198,251
Total land and buildings	4,441,994	4,510,628
PLANT AND EQUIPMENT
Plant and equipment
At cost	14,519,485	14,496,288
Accumulated depreciation	(3,501,096)	(3,398,758)
Total plant and equipment	11,018,389	11,097,530
Motor vehicles
At cost	84,136	84,136
Accumulated depreciation	(67,226)	(59,004)
Total motor vehicles	16,910	25,132
Office equipment
At cost	62,294	62,294
Accumulated depreciation	(50,704)	(49,276)
Total office equipment	11,590	13,018
Total plant and equipment	11,046,890	11,135,680
Total property, plant and equipment	15,488,883	15,646,308

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment for the six months ended December 31, 2025 and for the year ended June 30, 2025:

			Plant and	Motor	Office
	Land	Buildings	Equipment	Vehicles	Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Six Months Ended December 31, 2025
Balance at June 30, 2025	312,377	4,198,251	11,097,530	25,132	13,018	15,646,308
Additions	-	-	23,197	-	-	23,197
Depreciation expense	-	(68,634)	(102,338)	(8,222)	(1,428)	(180,622)
Balance at December 31, 2025	312,377	4,129,617	11,018,389	16,910	11,590	15,488,883

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended June 30, 2025
Balance at June 30, 2024	312,377	4,335,517	9,917,863	38,782	12,974	14,617,513
Additions	-	-	1,380,248	-	-	1,380,248
Reclassification	-	-	(2,555)	-	2,555	-
Depreciation expense	-	(137,266)	(198,026)	(13,650)	(2,511)	(351,453)
Balance at June 30, 2025	312,377	4,198,251	11,097,530	25,132	13,018	15,646,308

6 Other assets

	Unaudited December 31, 2025	Audited June 30, 2025
	AUD$	AUD$
CURRENT
Prepayments	155,890	58,025
Tax recoverable	442,029	619,932
Other current assets	560,389	321,203
Total other current assets	1,158,308	999,160

7. Trade and Other Payables

	Unaudited December 31, 2025	Audited June 30, 2025
	AUD$	AUD$
CURRENT
Related parties – payable (Note 20)	1,534,530	5,755,168
Trade and other payables	7,623,123	6,989,462
Total trade and other payables	9,157,653	12,744,630

Trade and other payables including related party payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

8. Borrowings

Secured bank loan

In February 2024, the Cootamundra Oilseeds Pty Ltd, obtained a AUD$14 million bank facility to fund the expansion of the Cootamundra facility. The Company has deployed the AUD$14 million bank facility as follows: (i) AUD$4 million was allocated for equipment finance, (ii) AUD$8 million for working capital to purchase canola seed with max trade advance tenor of 120 days with BBSY plus 1.5% margin rate per annum, and (iii) AUD$2 million for interest only loan over three years with interest rate of variable base rate minus a margin of 3.48% per annum for business growth and working capital related to the crushing plant’s expansion.

On February 14, 2024, the Company issued a note for an equipment loan to the Commonwealth Bank of Australia in an aggregate principal amount of AUD$4,000,000 (the “Secured Bank Loan”). The note has a term of 60 months and a variable interest rate of 7.95%. The Secured Bank loan is payable in twenty (20) quarterly payments of AUD$244,643, commencing on May 19, 2024. Commonwealth Bank of Australia, as senior lender, has a total of $2 million secured by first mortgages over the Company’s freehold land and buildings. The financial assets pledged as collateral represent a floating charge and cannot be disposed of without the consent of the financier.

The following table summarizes outstanding borrowings as of December 31, 2025 and June 30, 2025.

	Unaudited December 31, 2025			Audited June 30, 2025
	AUD$			AUD$
	Current	Non-Current	Total	Current	Non-Current	Total

Equipment Finance secured bank loan	974,450	1,814,399	2,788,849	3,163,362	-	3,163,362
Trade finance facility	5,887,086	-	5,887,086	1,219,430	-	1,219,430
Other loans	-	41,126	41,126	89,344	-	89,344
Interest only secured bank loan	-	2,000,000	2,000,000	2,000,000	-	2,000,000
Total secured bank loan	6,861,536	3,855,525	10,717,061	6,472,136	-	6,472,136

The future payments of the equipment finance secured bank loan as of December 31, 2025 were as follows:

Calendar year	AUD$
2026	978,573
2027	978,573
2028	978,573
2029	251,190
Total payments outstanding	3,186,909
Less: accrued interest	(398,060)
Total equipment finance secured loan outstanding	2,788,849

The following table summarizes the outstanding Convertible Note as of December 31, 2025 and June 30, 2025:

	Unaudited December 31, 2025	Audited June 30, 2025
	AUD$	AUD$
Principal value of Convertible Note	-	1,590,100
Debt discount, net of amortization	-	(420,410)
Convertible Note	-	1,169,690

9. Issued Capital

Following the Business Combination, the Company has authorized 555,000,000 shares including 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 Preference Shares, each of par value $0.0001 per share. In addition, the Company has three classes of warrants (i.e., Private Placement warrants, the Representative warrants, the Penny warrants, and the Arena Ordinary share warrants) issued and outstanding.

	Dec 31, 2025		June 30, 2025
	Number of shares (Class A)	Share Capital AUD$	Number of shares (Class A)	Share Capital AUD$
Issuance of shares to AOI shareholders	18,646,643	2,860	18,646,643	2,860
Issuance of shares to SPAC shareholders	124,768	19	124,768	19
Issuance of shares to SPAC Founders	2,666,900	409	2,666,900	409
Conversion of JSKS Loan	4,452,479	445	4,452,479	445
Conversion of convertible notes	792,023	108	371,957	45
Issuance of commitment fee shares-Arena	1,750,000	261	-	-

Issuance of shares in exchange for advisory services	694,391	107	694,391	107

Conversion of rights	941,400	144	941,400	144

	30,068,604	4,353	27,898,538	4,029

●	There was no movement in class B ordinary shares, preference shares.

Share premium:

	Dec 31, 2025	June 30, 2025
	Share Premium	Share Premium
Issuance of shares to AOI shareholders	2,579,627	2,579,627
Issuance of shares to SPAC shareholders	3,024,191	3,024,191
Issuance of shares to SPAC Founders	(5,791,835)	(5,791,835)
Conversion of JSKS Loan	4,998,067	4,998,067
Conversion of convertible notes	2,904,266	2,530,804
Issuance of shares in exchange for advisory services	(107)	(107)
Conversion of rights	(144)	(144)
Issuance of convertible note – equity component	140,495	140,495
Issuance of commitment fee shares-Arena	1,867,361	-
Recapitalization costs	16,126,854	16,126,854

	25,848,775	23,607,952
Less:
Costs attributable to the issuance of shares in connection with the business combination	(1,315,013)	(1,315,013)
	24,533,762	22,292,939

10. Warrants

The Company accounts for the public warrants, the Private Placement warrants, the Representative warrants, the Penny warrants, and the Arena Ordinary share warrants in accordance with the guidance contained in IAS 32 and IFRS 9 under which the public warrants meet the criteria for equity treatment and are recorded as equity due to the settlement provision in the warrant agreement. In accordance with IAS 32 and IFRS 9, the Private Placement warrants, Representative warrants, the Penny warrants and Arena Ordinary share warrants (collectively the “Warrants”) are initially required to be classified as liability instruments in its entirety; therefore, the Warrants are required to be measured at fair value at each reporting period with changes in fair value recorded within earnings.

The following table presents the warrants outstanding and exercisable on 31 December 2025 and 30 June 2025:

Public warrants	9,000,000
Private Placement warrants	479,000
Representative warrants	450,000
Arena Ordinary share warrants	458,720
Total warrants	10,387,720

Public, Private, and Representative Warrants

As part of EDOC’s IPO, EDOC issued warrants to third-party investors where each whole warrant entitles the holder to purchase one share of the Company’s ordinary shares at an exercise price of USD$11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, EDOC completed the private sale of warrants where each warrant allows the holder to purchase one share of the Company’s ordinary shares at USD$11.50 per share. Additionally, the Company issued to the underwriters a warrant (“Representative’s Warrant) to purchase up to 450,000 Class A ordinary shares stock at an exercise price of USD$11.50 per share.

These warrants expire on the fifth anniversary of the Business Combination or earlier upon redemption or liquidation and are exercisable commencing 30 days after the Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

The Company may call the warrants for redemption (excluding the private warrants, and any outstanding Representative’s Warrants, and any warrants underlying units issued to the Sponsor, initial shareholders, officers, directors or their affiliates in payment of Working Capital Loans made to the Company), in whole and not in part, at a price of USD$0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending on the third trading business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day until the date of redemption.

The Penny Warrants

In December 2025, the operational triggers required to ever issue those specific Penny Warrants were completely removed, because the Confidential Settlement and Release Agreement permanently terminated the ELOC facility and released both parties from future draw downs. Therefore, the contingent liability for the Penny Warrants was legally distinguished and zeroed out.

Arena Ordinary Share Warrants

In connection with the closing of the Business Combination, the Company closed the private placement, pursuant to the private offering rules under the Securities Act of 1933, as amended (the “Securities Act”), of the Arena Warrants and Debentures pursuant to the Securities Purchase Agreement dated August 23, 2023 between the Company, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (the “PIPE Investors”) and executed the Arena Transaction Documents including the 10% Original Issue Discount Secured Convertible Debenture, the Arena Warrant, the Registration Rights Agreement and related documents. The Ordinary Shares pursuant to the Arena Warrants grant the PIPE Investors the right to purchase the number of Ordinary Shares underlying the Warrants equal to 25% of the total principal amount of the related Debenture purchased by the PIPE Investor on the applicable closing date divided by 92.5% of the average of the three (3) lowest daily VWAP of the Ordinary Shares for the ten (10) consecutive trading day period ended on the last trading day immediately preceding such closing date, subject to adjustment upon the occurrence of certain events as set forth in such Arena Warrant be exercisable at the exercise price set forth in the Arena Warrants, as may be adjusted pursuant to the terms of the Arena Warrants.

11. Lease liabilities and right-of-use assets

The Company’s leases include rental of a solar power system and plant space.

Lease liabilities are secured by the related leased assets.

Solar power system lease

The solar power system lease has a term commencing on October 31, 2015 through October 31, 2035.

Land lease

The Company leases land in Cootamundra, Australia, where the oilseed processing plant and ancillary buildings accommodating the equipment and facilities are located. The Cootamundra land lease has a term commencing on January 1, 2023 through March 31, 2026. Balances of the right-of use assets and lease liabilities are set forth on the accompanying statement of financial position.

The following table shows the remaining contractual maturities of the Company’s lease liabilities and the right-of-use assets as of December 31, 2025 and June 30, 2025:

Right-of-use assets	Unaudited December 31, 2025	Audited June 30, 2025
At cost	$1,347,718	$1,347,718
Less accumulated amortization	(499,354)	(499,354)
Total	$848,364	$848,364

	Unaudited December 31, 2025	Audited June 30, 2025
Lease liabilities
Within 1 year (Current)	$89,109	$89,109
After 1 year but within 2 years	80,750	80,750
After 2 years but within 5 years	224,930	224,930
After 5 years	407,555	407,555
Non-current	713,235	713,235
Total	$802,344	$802,344

12. Revenue

The Company derives its revenue principally from wholesale and retail sales of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company derives revenue from the transfer of goods at a point in time. The table below shows the Company’s revenue disaggregated by product type.

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$	AUD$
Wholesale oils	$7,586,475	$4,436,210
High protein meals	5,644,752	5,346,643
Toll crushing service	84,155	-
Seeds		-
Other sales	168,105	68,416
Retail oils	9,370,898	10,882,447
Total revenues	$22,854,385	$20,733,716

13. Cost of Sales

	Six Months Ended December 31, (Unaudited))
	2025	2024
	AUD$	AUD$
Cost of finished goods	$5,453,311	$4,337,709
Cost of material	12,134,739	11,229,280
Direct labor	882,157	1,147,406
Freight and storage	1,643,334	1,470,317
Depreciation	170,972	167,646
Occupancy costs	381,856	297,387
Repairs and maintenance	126,500	48,597
Total cost of sales	$20,792,870	$18,698,342

14. General and administrative expenses

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$	AUD$
Professional fees	$725,139	$789,888
Audit fee	68,122	89,512
Employee costs	369,624	224,979
Insurance	253,599	274,718
Other expenses	145,221	217,110
Subscriptions and dues	42,267	13,739
Management fee	112,640	189,000
Travel expenses	44,484	114,084
Depreciation	9,650	31,954
Technology costs	4,627	3,986
Occupancy costs	13,200	13,095
Security	4,862	4,567
Utilities	6,205	5,212
Total general and administrative expenses	$1,799,640	$1,971,844

15. Selling and marketing expenses

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$	AUD$
Professional fees	$13,860	$87,750
Bad debts	$-	$4,513
Advertising and marketing expenses	158,892	192,271
Total selling and marketing expenses	$172,752	$284,534

16. Other Income

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$	AUD$
Other income	$34,750	$63,529
Total other income	$34,750	$63,529

17. Key management personnel compensation

Key management personnel remuneration included within expenses for the six months ended 31 December 2025 and 2024 is shown below:

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$	AUD$
Short-term employee benefits	$265,000	$242,154
Post-employment benefits	$31,800	$27,848
Total	$296,800	$270,002

18. Finance Expenses

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$	AUD$
Amortization of debt discount	-	277,447
Commitment fee- Arena	1,867,623	-
Realized and unrealized currency losses (gains)	10,190	(24,040)
Interest expense	336,161	555,783
Total finance expenses	2,213,974	809,190

19. (Loss) per share

(a) Basic (loss) per share

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$
Total basic (loss) per share attributable to the ordinary equity holders of the company	(0.09)	(0.04)

(b) Diluted (loss) per share

	Six Months Ended December 31, (Unaudited)
	2025	2024
	AUD$
Total diluted (loss) per share attributable to the ordinary equity holders of the company	(0.09)	(0.04)

(c) Weighted average number of shares used as the denominator

	Six Months Ended December 31, 2025 (Unaudited)	Six Months Ended December 31, 2024 (Unaudited)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	28,238,021	23,640,568
Adjustments for calculation of diluted earnings per share:	-	-
Amounts uncalled on partly paid shares and calls in arrears	-	-
Options	-	-
Deferred shares	-	-
Convertible notes and commitment fee shares	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	28,238,021	23,640,658

20. Related Parties

(a) The Company’s main related parties are as follows:

Key management personnel — refer to Note 17.

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members and American Physicians, LLC, shareholders from the Sponsor of EDOC.

(b) Transactions with related parties.

The following transactions occurred with related parties:

For the six months ended December 31, 2025 and the year ended June 30, 2025 a related party loan is owed to JSKS Enterprises Pty Ltd., which is the trustee of Gary Seaton Family Trust, and interest rate charge is 6% per annum. to be repaid within 12 months after the year end, and the remaining principal shall be repaid more than 12 months after the year end.

For the six months ended December 31, 2025 and the year ended June 30, 2025 a related party loan is owed to Energreen Nutrition Australia Pty Ltd., which is controlled by Gary Seaton, and interest rate charge is 6% per annum and expected to be repaid in full within 12 months after the year end.

For the six months ended December 31, 2025 and the year ended June 30, 2025 the remaining related party loan relates to an interest free loan owed to CQ Oilseeds Pty Ltd.

	Purchases of Seed for the Six Months Ended December 31, 2025	Purchases of Oils for the Six Months Ended December 31, 2025	Sales of Meals/Oil for the Six Months Ended December 31, 2025	Other Sales for the Six Months Ended December 31, 2025	Management Fee for the Six Months Ended December 31, 2025	Lease for the Six Months Ended December 31, 2025
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd	4,100,425	-	2,550,561	-	82,000	-
Soon Soon Oilmills Sdn Bhd. *	-	866,280	-	-	-	-
Sunmania Pty Ltd.	-	-	-	22,010	-	49,000

*	Gary Seaton has a 20% share of Soon Soon Oilmills Sdn Bhd.

(a)	Loans to/from related parties

The current loans are payable on demand, and the non-current loans have a maturity date which is more than 12 months from the date of December 31, 2025.

	Balance as of December 31, 2025 (Unaudited)
	Current	Non-current	Total
	AUD$	AUD$	AUD$
Due to related parties
Energreen Nutrition Australia Pty Ltd. loan	6,189,389	493,557	6,682,946
Sunmania Pty Ltd loan	192,000	-	192,000
Total due to related parties	6,381,389	493,557	6,874,946
Due from related party
Energreen Nutrition Australia Pty Ltd. loan receivable	633,773	-	633,773
Trade payable (related party)
Energreen Nutrition Australia Pty Ltd.	698,655	-	698,655
Sunmania Pty Ltd	41,018	-	41,018
JSKS Enterprise Pty Ltd.	612,127	-	612,127
Soon Soon Oilmills	182,730	-	182,730
Total trade payable (related party)	1,534,530	-	1,534,530
Trade receivable (related party)
Trade receivable- Energreen Nutrition	109,213	-	109,213
Trade receivable- Sunmania Pty Ltd	2,290	-	2,290
Total trade receivable(related party)	111,503	-	111,503

The current loans are payable on demand and the non-current loans have a maturity date which is more than 12 months from the date of June 30, 2025.

	Balance as of June 30, 2025
	Current	Non-current	Total
	AUD$	AUD$	AUD$
Due to related parties
Energreen Nutrition Australia Pty Ltd. loan	5,728,571	588,688	6,317,259
CQ Oilseeds Pty Ltd. loan	-	59,371	59,371
Sunmania Pty Ltd loan	152,000	40,000	192,000
Total due to related parties	5,880,571	688,059	6,568,630
Due from related party
Energreen Nutrition-Related party loan receivable	633,733	-	633,733
Trade payable (related party)
Energreen Nutrition Australia Pty Ltd.	5,563,563	-	5,563,563
Sunmania Pty Ltd	38,500	-	38,500
Soon Soon Oilmills	153,105	-	153,105
Total trade payable (related party)	5,755,168	-	5,755,168
Trade receivable (related party)
Energreen Nutrition Australia Pty Ltd.	30,040	-	30,040
Sunmania Pty Ltd	14,347	-	14,347
Total trade receivable (related party)	44,387	-	44,387

21. Subsequent Event

Management performed an evaluation of the Company’s activity through the date the financial statements were issued. noting the following subsequent events:

(a) PIPEs

The Company has utilized two critical Private Investment in Public Equity (PIPE) / private placement deals to inject fresh capital into its business. The combined gross cash infusion across both placements totaled US$10,400,000 (before deducting investment banking, legal, and advisory fees). The structured details of both capital rounds are mapped below.

On January 29, 2026, the Company entered into a Securities Purchase Agreement for a private placement (PIPE) offering, raising up to US$2,000,000 in gross funding. The Company issued exactly 2,000,000 capital units priced flatly at $1.00 per unit. Each unit consisted of one Class A ordinary share plus one equity warrant. Each warrant gives the holder the right to purchase up to two ordinary shares at a fixed exercise price of US$2.00 per share. The warrants carry a 5-year expiration timeline from the date of issuance.

On March 25, 2026, the Company entered into a new Securities Purchase Agreement for a private placement that raised US$8,400,000 in gross proceeds. The placement consisted of 16,800,000 financial units priced at US$0.50 per unit. Each individual unit contains one Class A ordinary share and one standard purchase warrant. Each warrant is exercisable to purchase two ordinary shares at a targeted exercise price of US$0.70 per share.

(b) Share Purchase Agreement

On April 24, 2026, Company entered into a legally binding Share Purchase Agreement (SPA) to acquire 51% of all outstanding ordinary shares (controlling interest) of RentBuddyUK Limited (RentBuddyUK).

The gross consideration for the equity stake is US$5,326,840, structured as a deferred, multi-tranche cash settlement.

RentBuddyUK run automated rent guarantee and rental income stabilization solutions. Their platform operates primary commercial services tailored heavily toward international students, young professionals, self-employed individuals, and expatriates who lack traditional local credentials which still is a blank niche market.

From the acquisition, the company strategic intent to diversify business from agricultural processing into high-margin, property-related financial services with recurring revenue models.